Biglari Capital's Vote Against Campaign

Feb. 02, 2026

Legal Disclaimer

The materials contained herein (the “Materials”) represent the opinions of Biglari Capital Corp. and its affiliates (collectively, “Biglari Capital”) and are based on publicly available information with respect to Jack in the Box. (the “Company”, “Jack in the Box”, “JACK”). Biglari Capital recognizes that there may be confidential information in the session of the Company that could lead it or others to disagree with Biglari Capital’s conclusions. Biglari Capital reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Biglari Capital disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission (“SEC”) or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Biglari Capital herein are based on assumptions that Biglari Capital believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security.

Biglari Capital currently collectively beneficially owns, and/or has an economic interest in, securities of the Company. It is sible that there will be developments in the future (including changes in price of the Company’s securities) that causes Biglari Capital from time to time to sell all or a portion of its holdings of the Company in open market transactions or otherwise, buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Biglari Capital discloses information about its ition or economic interest in the securities of the Company in the Materials, it is subject to change and Biglari Capital expressly disclaims any obligation to update such information.

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Table of Contents

Executive Summary

Timeline of Events

- **Apr ’25** — JACK announces the "Jack on Track" program
- **Jun ’25** — Mr. Biglari assured JACK that Biglari Holdings (“Biglari”) would not increase its current ownership unless such investment was welcomed by the Company. Biglari was a 13G filer
- **2 Jul ’25** — JACK adopts a poison pill at a 12.5% threshold despite assurances by Biglari
- **10 Jul ‘25** — Biglari, which had been a 13G filer since 2023, filed Schedule 13D in response to JACK’s adoption of the poison pill
- **Nov ’25** — JACK and GreenWood Investors entered into a cooperation agreement
- **Jan ’26** — Biglari and the Company held discussions regarding the possible addition of an independent candidate to the Board
- **Jan ’26** — Biglari and the Company filed definitive proxy statement

Source: Biglari Capital. Company SEC filings. Company Press Releases.

Why Are We Here?

- JACK is at a critical inflection point.
  - Shareholders have lost **75%** of their investment value in the past five years (see slide 17)
  - The Company has cycled through three CEOs and eight CFO transitions since 2020 under the oversight of certain long-tenured directors, including Chairman David Goebel
  - Jack in the Box segment's system-wide same-store sales have deteriorated significantly. After declining (1.3%) year-on-year in FY24, same-store sales contracted by another (4.2%) in FY25, including (7.4%) in Q4 2025
  - Adj. EBITDA declined ~(16%) year on year in FY25 - the lowest level since the pandemic. Management's guidance implies a further (14%) decline in FY26, assuming mid-point of the guidance ($225-$240 million)
  - In 2021, the Company acquired Del Taco for $575 million. After failing to achieve the stated benefits, four years later, JACK sold Del Taco for $119 million, representing a nearly **80%** loss
- Last year, JACK's new CEO announced the "Jack on Track" plan. The Company's share price declined following the plan announcement. Importantly, independent analysts have consistently reduced their mean target price estimate for the Company since the plan announcement (see slide 35).
- Chairman David Goebel has been on the Board for over 17 years and has been shielded from accountability by a cadre of entrenched directors with long tenures and control of key Board committees, namely, Michael Murphy (23 years) Chair, Compensation Committee, James Myers (15 years) Chair, Audit Committee, and Madeleine Kleiner (14 years) Chair, Nom and Gov Committee.

Source: FactSet. Five-year performance based on Total Shareholder Return as of 30 Jan. 2026. Company SEC filing:

Why Are We Here? (contd.)

- Accordingly, we are seeking shareholder support to hold Chairman David Goebel accountable. As a leader, he has overseen a flawed Board refreshment process, failed to ensure management stability (3 CEOs and 8 CFO transitions), exercised poor judgment resulting in massive shareholder value destruction and emphasized congeniality over performance.
- Vote AGAINST the re-election of David Goebel to the Board on the GOLD proxy card.

We Strongly Believe Shareholders Need to Vote Against David Goebel Due to His Role in Overseeing the Following:



David L. Goebel
Board Chairman

Entrenched Board	• Has served the Board for 17 years • Insulated himself with other over-tenured directors serving in leadership roles: Michael Murphy (23 years, Chair of the Compensation Committee), James Myers (15 years, Chair of the Audit Committee), and Madeleine Kleiner (14 years, Chair of the Nom and Gov Committee). The Board Committees leadership has remained largely unchanged in the past five years. • Prior to the GreenWood Agreement, 5 of the 7 Non-Executive Directors had tenure exceeding 8 years
Poor Board Composition	• Only 2 directors have relevant restaurant experience creating a vacuum of necessary skills and experience and an over-dependency on Chairman Goebel's seemingly poor judgement • None of the directors have relevant operational experience • None of the directors have any turnaround experience
Diminution of Shareholder Rights	• Adopted a poison pill despite receiving assurances from a passive 13G filer that ownership stake would not increase unless welcomed by the Company
Questionable White-Knight Strategy	• Sought a partnership with GreenWood Investors, who did not have a meaningful ownership stake in the Company, and exchanged 2 Board seats (20% representation) for a mere 5% equity investment, seemingly as a reactionary maneuver following Biglari Capital's switch from a passive to an active investor • The 2 new GreenWood nominees have no relevant restaurant turnaround experience
Executive Team Instability	• 3 CEOs, 8 CFOs, and 2 COOs in the last 5 years • Failed to run an external CEO search process as the Company was in desperate need of a turnaround • When the last COO departed in January 2021, a replacement was not appointed until June 2025
Massive Shareholder Value Destruction	• JACK's Total Shareholder Return has severely underperformed on a 1-, 3-, and 5-year basis at **(46.6%)**, **(70.4%)**, and **(75.2%)** respectively
Failed Capital Allocation	• Approved the acquisition of Del Taco and subsequent sale at a loss of $450 million

Source: FactSet, TSR data as of Jan. 30, 2026. Company SEC filings.

How David Goebel Continues to Avoid Accountability



David L. Goebel
Board Chairman
Tenure: **17 Years**

Entrenched Committee Leadership



Michael Murphy
Compensation Committee Chair
Tenure: **23 Years**



James Myers
Audit Committee Chair
Tenure: **15 Years**



Madeleine Kleiner
Nom/Gov Committee Chair
Tenure: **14 Years**

High CEO Turnover



Lenny Comma
CEO: 1/1/2014 – 6/15/2020



Darin Harris
CEO: 6/15/2020 – 2/24/2025



Lance Tucker
CEO: 2/24/2025 – Present

Total Shareholder Return during David Goebel's Tenure as Board Chairman: (67.7%)

$450 million lost on Del Taco acquisition and subsequent sale

Source: Factset. Total Shareholder Return for David Goebel from June 15, 2020 to Jan. 30 2026

David Goebel has created a Board that is Highly Deficient in Relevant Expertise, Ensuring Directors Defer to him for “Restaurant” Experience and Decisions


XX

Madeleine Kleiner
General Counsel,
Hilton Hotels


XX

Vivien Yeung
The ExCo Group, Bain,
Chief Strategy Officer,
Kohl’s

The ExCo Group


XX

Michael Murphy
CEO, Sharp Healthcare –
Healthcare delivery system


X

Enrique Ramirez Mena
Buff City Soap
Pizza Hut (CFO)



David L. Goebel, Chairman
The ExCo Group,
Applebee’s, Wingstop


XX

James Myers
CEO, Petco – pet
supplies


XX

Guillermo Diaz Jr.
Chairman of Hispanic Technology
Executive
Former Exec - Cisco Systems


X

Mark King
Xponential Fitness, Taco Bell
(CEO)


XX

Alan Smolinisky
Commercial Real Estate

X = Lack recent restaurant experience. No turnaround experience

XX = No restaurant experience

Source: Company SEC filings

JACK's Flawed Board Refreshment - a Board Seemingly Incapable of Providing Needed Guidance to Help Turnaround the Operations, Ensuring Reliance on David Goebel



Guillermo Diaz Jr. (2022)
- × Chairman of Hispanic Technology Executive
- × CEO of Conectado, Web 3 digital platform focused on under represented minorities
- × Former Exec - Cisco Systems
- × **No restaurant technology experience**
- × **No relevant industry experience**
- × **No prior public Board experience**



Enrique Ramirez (2024)
- × Current President and CEO of Buff City Soap
- × Recent restaurant experience at Pizza Hut Latin America
- × Prior Pizza Hut experience as CFO
- × **No experience in JACK's product category**
- × **No turnaround experience**
- × **No operational experience**
- × **No prior public Board experience**



Mark King (2025)
- × Recent exp. as CEO of Xponential Fitness, a business unrelated to JACK
- × Prior exp. as CEO of Taco Bell did not involve a turnaround
- × **No turnaround experience**
- × **No prior public Board experience**



Alan Smolinisky (2025)
- × Principal, Conquest Housing a commercial real estate company
- × Owner of Palisadian-Post, a newspaper serving Pacific Palisades, California
- × **Real estate experience is not relevant, as fewer than 10% JACK's stores are Company-owned**
- × **No restaurant or related industry experience**
- × **No prior public Board experience**

Key Components of Jack's Way

- ➢ Improve service quality and emphasizing operational excellence
  - Delivering a better experience through improved guest interactions and consistent service quality across core menu
  - Provide additional training and support for employees and foster more accountability for performance
  - Reintroduce key recognition programs to motivate/recognize team members
- ➢ Serving higher-quality food at a good value
- ➢ Modernization of restaurants

Source: Company SEC filings; Biglari Capital Research

David Goebel has Denied Nominees who can Challenge his Control: Raised Conflict of Interest Issues about Sardar Biglari, while serving on JACK and Wingstop's Board

No.	Top US Markets	Jack in the box No. of Units	Wingstop No. of Units	Steak n Shake No. of Units
1	California	941	419	2
2	Texas	549	463	14
3	Arizona	169	58	0
4	Washington	131	39	0
5	Nevada	79	40	4
	Total	**1869**	**1,019**	**20**
	% of All Stores (US)	**88%**	**46%**	**5%**
	Board Director	David Goebel	David Goebel	
	Top Menu Item	Tacos, chicken sandwiches, breakfast sandwiches	Chicken wings/tenders, chicken sandwiches, fries	Steakburger, milkshakes, Fries
	Included in Proxy Peer Group for JACK	---	Yes	No

Sources: Company Filing. *Steak 'N Shake and Wingstop locations based on data from FY24 10-K. Company websites.

Not Only Does Board Refreshment Appear to Be Flawed, but JACK Appears to Retain CEOs who Lack Appropriate Experience Thereby Ensuring Reliance on David Goebel



Darin Harris, Former CEO

Tenure: 6/15/2020 – 2/24/2025
Tenure TSR: (44.2%)

- × 2018-2020: Served as the CEO for IWG PLC, which managed 1,000 **flexible workspaces.**
- × 2013-2018: He served as CEO of Cici's Pizza which had 431 restaurants in 2018. Cici's operated a **pizza buffet model**, and filed for bankruptcy in 2021
- × 2008-2013: Served as the COO of Primrose Schools – a franchise that provides early education and childcare



Lance Tucker, CEO (current)

Appointed Interim CEO: 2/24/2025
Permanent CEO: 3/31/2025

Tenure TSR: (22.9%)
(3/31/2025 to 1/30/2026)

- Career CFO and finance professional
- Prior to joining JACK as the CEO, worked as CFO at Davidson Hospitality Group, CKE Restaurants, and Papa John's International
- Strategy experience at Papa John's is from 2011 – which may not be as relevant after 15 years

Darin Harris had **NO** turnaround experience, his restaurant experience was limited to a small pizza company, and he had no public company board experience. CEO Lance Tucker is a finance professional with **NO** turnaround experience.

We believe that, by hiring CEO's who appear to lack the relevant and necessary operational and turnaround experience, this is just another way for Chairman Goebel's to perpetuate his control over the Board and Company leadership and insulate himself from possible challenges.

Source: Company SEC filings. Company website. Biglari Capital. https://www.linkedin.com/in/darin-harris-2b02676/details/experience/

The Board's Judgment on Latest CEO Retention and Succession is Questionable

CEO Appointment Process

- × No disclosed third-party or external CEO search
- × Appointment followed Lance Tucker's return as CFO, then elevation to interim CEO
- × Promotion reflects internal succession by default, not a competitive vetting process
- × No evidence the Board evaluated external operators or turnaround CEOs
- × Current CEO's overwhelming finance background explains the Jack on Track plan's focus on financial restructuring and cost controls
- × Reflects a finance-led strategy which fails to address traffic growth, brand relevance, or operational turnaround

CEO Search Timeline

- › Joined Jack in the Box as EVP & CFO in 2018, a purely financial role
- › Departed Jack in the Box two years later in 2020, with no disclosed succession role or leadership trajectory
- › Spent the following years in CFO roles outside the Company
- › Returned in January 2025 as EVP & CFO
- › Elevated to Interim CEO within just a few months, named permanent CEO on March 31, 2025

Source: SEC Company Filings, Factset. TSR for the dates served as CEO

David Goebel has Overseen High Executive Turnover With 3 CEOs and 8 CFOs in 5 Years


Lenny Comma
CEO
1/1/2014 –
6/15/2020)
Darin Harris
CEO
6/15/2020 –
2/24/2025
Lance Tucker
Appointed Interim
CEO 2/24/2025,
Permanent CEO
3/31/2025
2020
2025
Lance Tucker
CFO from
3/26/2018 –
9/18/2020
Dawn Hooper
Appointed Interim
CFO 9/18/2020
Tim Mullany
Appointed CFO
1/18/2021
Dawn Hooper
Appointed Interim
CFO 2/2/2023
Brian Scott
Appointed CFO
8/14/2023
Dawn Hooper
Appointed Interim
CFO 11/1/2024
Lance Tucker
Appointed CFO
1/13/2025
Dawn Hooper
Appointed Interim
CFO 2/24/2025,
Permanent CFO
5/28/2025

Source: Company SEC filings. Biglari Capital Research

David Goebel and the Long-Tenured Directors have Maintained Board Control by Leading Key Board Committees

Board				
Director	**David L. Goebel**	**Michael W. Murphy**	**James M. Myers**	**Madeleine Kleiner**
Tenure	**17.0**	**23.3**	**15.1**	**14.3**
Proxy Year	**Board Committee/Leadership**			
2021	Chair, NG, CC	Chair (CC), FC	Chair (FC), AC	Chair (NG), AC
2022	Chair, NG, CC	Chair (CC), FC	Chair (FC), AC	Chair (NG), AC
2023	Chair, NG, CC	Chair (CC), FC	Chair (FC), AC	Chair (NG), AC
2024	Chair, NG, CC	Chair (CC), FC	Chair (FC), AC	Chair (NG), AC
2025	Chair, NG, CC	Chair (CC)	Chair (AC)[1]	Chair (NG), AC
2026	Chair, NG, CC	Chair (CC)	Chair (AC)	Chair (NG), AC

NG = Nominating and Governance Committee
CC = Compensation Committee
AC = Audit Committee
FC = Finance Committee (not active since proxy year 2025)

- **Over-Tenured directors have maintained key committee leadership roles since 2021**
- Prior to Biglari Capital's campaign, in 2025:
  - The Compensation Committee comprised of three long-tenured directors only; and
  - Two of three NG Committee members were long-tenured directors
- Chairman David Goebel, along with the long-tenured directors, have maintained a chokehold on Board leadership, and undertaken a flawed Board refreshment process.

Source: Company SEC filings
1. The prior Chair of the Audit Committee was David Tehle (not pictured) who served on the Board for 20 years before not standing for election at the 2024 Annual Meeting

David Goebel’s Failed Leadership Aided by the Over-Tenured Directors has Resulted in a Board that Severely Lacks the Expertise Needed to Restore Shareholder Value

Board									
Director	**David L. Goebel**	**Michael W. Murphy**	**James M. Myers**	**Madeleine Kleiner**	**Vivien M. Yeung**	**Enrique Ramirez Mena**	**Guillermo Diaz, Jr.**	**Mark King**	**Alan Smolinisky**
Tenure	**17.0**	**23.3**	**15.1**	**14.3**	8.8	1.9	3.2	<1	<1
Board Leadership	Board Chairman	Chair, Compensation Cte	Chair, Audit Cte	Chair, Nominating & Gov. Cte					
Public Board Experience	Murphy USA Wingstop	**None**	Petco	Northrop Grumman	**None**	**None**	**None**	**None**	**None**
Relevant Restaurant Category Execution	x	x	x	x	x	x	x	x	x
Turnaround Experience	x	x	x	x	x	x	x	x	x
Scale-Appropriate Operating Experience	x	x	x	x	x	x	x	x	x
Restaurant Technology Execution	x	x	x	x	x	x	x	x	x

- × **No recent quick service restaurant (QSR) operational or turnaround experience**
- × **No recent restaurant point-of-sale (POS), or digital sales or relevant technology experience**
- × **All Board Committees are chaired by long-tenured directors**
- × **Recent Board refreshments were suboptimal**

Source: Company SEC filings

JACK's Board Is Responsible for Massive Shareholder Value Destruction


1-Year Total Shareholder Return
3-Year Total Shareholder Return
5-Year Total Shareholder Return
10-Year Total Shareholder Return
July 10, 2025 Unaffected date
14.8%
14.1%
2.6%
(50.7%)
Russell 3000
S&P 500
Proxy Peers Median
Jack in the Box
65.9%
68.6%
26.9%
(59.0%)
Russell 3000
S&P 500
Proxy Peers Median
Jack in the Box
109.2%
114.9%
29.4%
(65.9%)
Russell 3000
S&P 500
Proxy Peers Median
Jack in the Box
241.0%
261.3%
44.2%
(69.3%)
Russell 3000
S&P 500
Proxy Peers Median
Jack in the Box

Source: FactSet, data as of 10-July-2025 (unaffected date)
Proxy peers include: BJ's Restaurants, Inc., Bloomin' Brands, Inc., Cheesecake Factory Incorporated, Cracker Barrel Old Country Store, Inc., Denny's Corporation, Dine Brands Global, Inc., Krispy Kreme, Inc., Domino's Pizza, Inc., Brinker International, Inc, El Pollo Loco Holdings, Inc., Papa John's International, Inc, Restaurant Brands International, Inc., Shake Shack, Inc., Texas Roadhouse, Inc., Wendy's Company. Wingstop, Inc.

The Appointment of a New CEO Has Seemingly **FAILED** to Alleviate Shareholder Concerns. TSR Is Negative (22%) Since the Appointment

TSR since Appointment of Lance Tucker as Permanent CEO (March 31, 2025)



24.9%
24.5%
7.4%
(22.2%)
Russell 3000
S&P 500
Proxy Peers Median
Jack in the Box

What JACK Shareholders Were Promised

“Lance brings decades of experience within the restaurant industry as well as a financial mind into the CEO role that is well-timed to match with the company's current priorities,"

"We are confident that Lance will position our company to perform at high levels, and ***drive returns that shareholders*** *expect from our iconic brands and profitable business model."*

\- **Dave Goebel, Chairman of the Board**
(April 2, 2025 Press Release Announcing Lance Tucker as CEO)

Source: FactSet.

The 'Jack on Track' Strategic Plan Has Seemingly **FAILED** to Restore Credibility. Initial Market Reaction Was Negative. JACK's TSR Continues to Underperform

1-day TSR of Strategic Plan Announcement (April 23, 2025 to April 24, 2025)



2.1%
2.0%
(0.5%)
(5.7%)
Russell 3000
S&P 500
Proxy Peers Median
Jack in the Box

TSR since Strategic Plan Announcement (April 23, 2025 to Jan 30, 2026)



30.2%
30.3%
8.3%
(17.5%)

Source: FactSet

JACK's TSR Reflects Deteriorating Operating Metrics for Company-Owned and Franchised Stores

Jack in the Box segment
5-year Performance: Company-owned stores

In millions	FY21	FY25	Change
Revenue	$387.8	$416.7	**7.5%**
Operating Income	94.0	81.6	**(13.1%)**
Operating Margin	24.2%	19.6%	**(464) bps**

Jack in the Box segment
5-year Performance: Franchised stores

In millions	FY21	FY25	Change
Revenue	$755.9	$737.2	**(2.5%)**
Operating Income	317.6	294.1	**(7.4%)**
Franchise restaurant AUV (per unit)	$1,790	$1,874	**4.7%**

Source: Company 10-K and other SEC filings

FY25 Adj. EBITDA Was the LOWEST in the Last Five Years. Even Less Than What JACK Earned During the 2020 Pandemic


Adjusted EBITDA
($ millions)
Pandemic
$274.2
$331.4
$322.0
$339.2
$322.3
$270.9
(18.3%) since FY21
FY'20
FY'21
FY'22
FY'23
FY'24
FY'25


Adjusted EBITDA Margin
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
26.8%
Pandemic
29.0%
21.9%
20.0%
20.5%
18.5%
(105) bps since FY21
FY'20
FY'21
FY'22
FY'23
FY'24
FY'25

Source: Company 10-K and other SEC filings

Additionally, Same Store Sales Have Steadily Deteriorated Since 2023



Jack In the Box Same Store Sales (system-wide)
7.8%
9.5%
7.9%
3.9%
0.8%
(2.5%)
(2.2%)
(2.1%)
0.4%
(4.4%)
(7.1%)
(7.4%)
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Q2'24
Q3'24
Q4'24
Q1'25
Q2'25
Q3'25
Q4'25

Source: Company 10-K and other SEC filings

Case Study: Failed Del Taco Acquisition and Misleading Statements

What JACK Promised

- *“Del Taco meaningfully enhances our growth algorithm with a complementary brand, strong unit economics, and a long runway for expansion.”*
- *“We see a clear path to accelerating unit growth while driving cost synergies and margin expansion across the combined platform.”*
- *“Del Taco brings a differentiated value proition that broadens our customer reach and strengthens our long-term growth profile.”*

— Jack in the Box, Inc. press release announcing Del Taco acquisition (Mar 2022)

Misleading Statements Prior to Del Taco’s Sale

- *“We remain confident in Del Taco’s role as a contributor to long-term growth.”*
  — Jack in the Box FY2024 Fourth Quarter earnings call transcript (Nov 2024)
- *“We believe Del Taco enhances the overall portfolio and supports a more diversified growth strategy.”*
  — Jack in the Box FY2024 Full-Year earnings call transcript, November 2024
- *“Del Taco continues to have attractive unit economics.”*
  — Jack in the Box FY2025 First Quarter earnings call transcript (Feb 2025)

Del Taco's Reality: Over $450 million of Shareholder Value Lost

- 50 Del Taco stores closed since acquisition, including 18 Colorado Del Taco locations in 2025
- SSS for Del Taco declined consecutively for 8 quarters, culminating in a –3.6% decline in 2Q FY2025
- Net debt increased to ~5.5x EBITDA following the Del Taco acquisition

	Del Taco
Acquisition Price	$575 million
Sale Price	$119 million
Shareholder Value Destroyed	**($456) million**

Source: Company SEC filings

The Del Taco Sale to Yadav Raises Shareholder Alignment and Execution Concerns

- **Jack in the Box sold Del Taco to Yadav Enterprises, one of the largest franchise operators in the JACK system.**
- **Yadav Enterprises operates between 220-230 Jack in the Box locations** as part of a 310+ restaurant, multi-brand portfolio
- The acquisition of Del Taco adds another large brand to Yadav's operating responsibilities, increasing the risk of **management distraction and divided focus**
- **As a major JACK franchisee, Yadav's attention and capital allocation priorities may shift,** potentially impacting execution, reinvestment, and performance at its Jack in the Box locations
- **This structure raises questions about alignment with JACK public shareholders,** as franchisee incentives may differ from maximizing a system-wide turnaround and long-term shareholder value
- **The Board has not clearly demonstrated why selling Del Taco to a core franchise partner was superior** to alternative buyers from a governance, focus, and value-maximization perspective



Anil Yadav
President/CEO,
Yadav Enterprises

Source: Company SEC filings; Biglari Capital research

JACK's Capital Allocation Record is Abysmal. Despite Investing ~**$800 million** in Capex in Last Five Years, the Board Has **Destroyed ~$1.4 billion** of Shareholder Value



Cumulative Capex ($ millions)
Acquisition of Del Taco
Purchases of property and equipment, net
$29.27
$44.58
$79.36
$145.56
$213.92
$580.8
$580.8
$580.8
$580.8
FY'21
FY'22
FY'23
FY'24
FY'25

	Market Cap.
End FY20 (Sept. 28, 2020)	$1,831.6 million
Current (Jan 28, 2026)	399.8 million
Shareholder Value Destroyed	**($1,431.8) million**
Total Capex (FY21 - FY25)	$794.7 million
Impact to shareholders	**($2,229.5) million**

Source: Company 10-K and other SEC filings; FactSet

JACK's Poor Operating Performance and Dismal Capital Allocation Decisions have Led to Deteriorating Leverage Metric


Total Debt/Adj. EBITDA ratio
3.90
5.76
5.23
5.43
6.33
FY'21
FY'22
FY'23
FY'24
FY'25

Source: Company 10-K and other SEC filings; FactSet

Jack on Track

"Jack on Track" Core Strategic Initiative (Launched April 23, 2025)

Key Elements of Jack on Track Program

"Accelerate cash flow by selling a select number of owned real estate holdings"

"Discontinue its dividend effective immediately "

"Significantly reduce its spend on company-owned new unit restaurant development in 2026"

"Invest in its evolving technologies and digital capabilities"

"The closure of approximately 150-200 underperforming restaurants"

"Strategic alternatives for the Del Taco brand, including a possible divestiture of the business"

Source: Company Press Release, April 23, 2025

- Even if all proposed actions are executed, how does this plan actually create shareholder value?
- Where is the path to sustainable same-store sales growth or traffic recovery?
- What, specifically, changes the trajectory of the business once cost cuts and closures are complete?
- Who on the Board has the operating and turnaround expertise to lead the company to its next phase of growth?

Source: Company SEC filings; Biglari Capital research

Analyst Commentary Highlight the Skepticism About JACK's Ability to Achieve Positive Outcome in the Near Term

Jefferies

"Visibility remains limited, including around timing & magnitude of the SSS recovery, and ultimately the return to net unit growth, all of which could continue to weigh on the stock."
- Nov 19, 2025

TD Cowen
a division of TD Securities

"We continue to worry about share losses in an intensified quick service value environment, with risk exacerbated by Jack's focus more on playing defense than offense with the new Jack on Track plan. This leads to our $16 price target, from $21 previously.."
- Nov 19, 2025

TRUIST

"Following F4Q25 results (SSS and adj. EBITDA miss) and disappointing FY26 guidance, we are lowering ests. (now excluding Del Taco with sale expected in F1Q26) and lowering our PT to $16, from $19."
- Nov 20, 2025

BARCLAYS

"… the initiatives will take time & come with outsized risk and an overall lack of visibility."

"But with the larger & stronger QSR's already pushing more aggressive value, we question the chances of success at JACK."
- Nov 19, 2025

Goldman Sachs

".. we do not expect a meaningful shift in the equity thesis until signs of strong execution are realized, and we maintain our Sell rating, with our lower $15 12-month price target."
- Nov 20, 2025

"The strategy represents necessary balance-sheet action, but does not yet change the fundamental earnings outlook."
- Apr 24, 2025

Morgan Stanley

".. but we think JACK remains a share donor in this environment and maintain our more cautious EW view...For now we'd remain cautious with respect to how long this takes, and the pace of improvement."
- Nov 20, 2025

Store Closures Confirm Years of Underperformance

> "The block closure program will result in the closure of ~150–200 underperforming restaurants."
>
> - Jack in the Box Inc. 'Jack on Track' Press Release, Apr 23, 2025

> "Store margins remain significantly below pre-pandemic levels, increasing the risk that further closures will be necessary."
>
> - Northcoast Research — Raising To Neutral As Headwinds Persist, Nov 24, 2025

> "Closures improve reported metrics but do not address the underlying traffic challenges."
>
> - Barclays Research — Jack in the Box, Nov 20, 2025

Jack in the Box Store Closures (Not Including Del Taco)


36
1
39
15
14
1
25
0
75
11
2021
2022
2023
2024
2025
Company-Operated
Franchise

Source: Company SEC filings; Biglari Capital research

The 'Jack on Track' Strategic Plan Has Seemingly **FAILED** to Restore Credibility. Initial Market Reaction Was Negative. JACK's TSR Continues to Underperform

1-day TSR of Strategic Plan Announcement
(April 23, 2025 to April 24, 2025)



2.1%
2.0%
(0.5%)
(5.7%)
Russell 3000
S&P 500
Proxy Peers Median
Jack in the Box

TSR since Strategic Plan Announcement
(April 23, 2025 to Jan 30, 2026)



30.2%
30.3%
8.3%
(17.5%)

Source: FactSet

Consensus Estimates Imply Little Confidence in the New Plan as Reflected in Massive Downward Revision in Mean Target Price Since the CEO Appointment

Appointment of Lance Tucker as Permanent CEO
(as of March 31, 2025)

Jack on Track Strategic Plan announcement
(April 23, 2025)

Jan 30, 2026

Mean Target Price Estimate:
$44.79 per share

$35.88 per share

(55.8%) since CEO appointment

$19.79 per share

15 out of 19 independent analysts have a HOLD or SELL rating

Source: Based on mean target price estimate in FactSet as of January 28, 2026

Governance

Governance Failures Underlying JACK's Underperformance

Maintained an over-tenured and misaligned Board, including four long-serving directors, with below-peer restaurant and quick service restaurant (QSR) operating expertise despite years of deteriorating performance and escalating operational complexity.

Recycled executive leadership without a competitive or external search and vetting process, reinstating stale, inexperienced leadership and defaulting to internal succession rather than evaluating proven operators or turnaround executives.

Failed in oversight of strategic initiatives and corrective actions, with meaningful intervention delayed until the "Jack on Track" plan—an initiative focused primarily on balance-sheet repair after years of underperformance.

Presided over prolonged negative same-store sales and traffic declines, culminating in widespread store closures rather than a recovery in unit economics or brand relevance.

Approved the Del Taco acquisition and subsequent divestiture, a major capital allocation decision that resulted in significant shareholder value destruction, higher leverage, elevated SG&A, and a costly unwind within a short timeframe.

Chose a defensive response to shareholder engagement, undermining collaboration with a restaurant-experienced investor and instead approving the GreenWood agreement, which added two directors with and fitness backgrounds and no relevant QSR turnaround experience.

Source: Company SEC filings

Chairman Goebel Has Continued to Demonstrate Poor Governance Through Failed Initiatives and Poor Oversight



- **Prolonged underperformance:** JACK's Total Shareholder Return since Chairman Goebel assumed the role of Board Chair: **(67.7%)**
- **Value-destructive capital allocation:** Approved the Del Taco acquisition, resulting in ~$456M of shareholder losses.
- **Chronic leadership instability:** 3 CEOs and 8 CFOs in 5 years, marked by leadership recycling rather than renewal.
- **Misguided CEO selection:** Elevated a finance-only CEO without a formal vetting process or external search.
- **Misaligned Board composition:** Maintained a Board of directors entirely lacking turnaround experience or recent restaurant operating experience.
- **Defensive, flawed refreshment:** Oversaw the Greenwood agreement, adding two directors without relevant expertise while raising hypocritical conflict of interest concerns against a shareholder that could add value.

Source: Company SEC filings; FactSet. Total Shareholder Return calculated from 06/15/2020 to 1/30/2026

Chairman Goebel's Lack of Contemporary Experience Has Coincided With Prolonged Underperformance and Poor Strategic Choices



- Began as a Director in December 2008, Non-Executive Chairman in June 2020
- Since his appointment as Chairman:
  - JACK has experienced **prolonged decline in shareholder value**
  - **No successful systemwide turnaround** has occurred under his Board leadership
- While some pressures were pandemic-related, **underperformance persisted well beyond COVID**

Limited Restaurant Operating Experience

~15–20 years of cumulative restaurant experience, largely **pre-2010** and concentrated in **casual dining**, not QSR

Senior roles at **Applebee's** (COO / EVP / President & CEO, ~2001–2007), overseeing a **~2,000-unit global casual-dining system (different scale as JACK)**; earlier experience as a **franchisee/operator** (Boston Market/Boston Chicken) in the 1990s

The only contemporary related exposure is a **non-executive Board seat at Wingstop**, obtained **nearly a decade after joining JACK's Board — observational governance**, not hands-on operating leadership

Under Chairman Goebel's leadership, the Board appears to have focused on collegiality and procedural gamesmanship rather than applying the operational expertise required to fix JACK's declining fundamentals.

Source: SEC filings; Biglari Capital research

Chairman Goebel Approved a Major Acquisition That Resulted in Significant Shareholder Value Destruction



	Del Taco
Acquisition Price	$575 million
Sale Price	$119 million
Shareholder Value Destroyed	**($456) million**

- **Approved the acquisition of Del Taco,** positioning it as a strategic growth and diversification opportunity under his chairmanship.
- **Failed to ensure the Board or executive team had meaningful integration or turnaround experience** to execute the transaction successfully.
- **Oversaw the subsequent divestiture of Del Taco at a substantial loss,** materially eroding shareholder value.
- **Demonstrates poor capital allocation judgment and weak oversight of long-term strategic outcomes.**
- **Undermines confidence in Chairman Goebel's ability to evaluate, execute, and course-correct major strategic transactions.**

Source: Company SEC filings

Chairman Goebel Has Applied a Double Standard in His Conflict-of-Interest Claims



David L. Goebel

- Non-Executive Board Chair
- Compensation Committee Member
- Nominating & Governance Committee Member
- Director since 2008



David L. Goebel

- Compensation Committee Chair
- Nominating and Corporate Governance Committee Member
- Director Since 2017

- Chairman Goebel raised conflict-of-interest concerns to oppose the appointment of Sardar Biglari to the Board, citing Biglari’s ownership of and involvement with Steak ’n Shake.
- Chairman Goebel has simultaneously served on the Boards of Jack in the Box and Wingstop since 2017, with Wingstop explicitly listed as a peer company in JACK’s proxy, and Steak 'n Shake not being listed as one.
- No conflict was disclosed, mitigated, or raised regarding Mr. Goebel’s overlapping service on a peer company Board.
- This selective application of conflict standards raises serious questions about the credibility and consistency of the Board’s governance rationale.

Source: Company SEC filings

Under Chairman Goebel JACK Has Retained Too Many Incumbent Directors Without Relevant Experience

Tenured Board Directors				
	Michael W. Murphy	**James M. Myers**	**Madeleine Kleiner**	**Vivien M. Yeung**
Roles	Independent Director, Member of the Audit Committee and the Nominating & Governance Committee	Independent Director, Member of the Audit Committee	Independent Director, Member of the Nominating & Governance Committee	Independent Director, Member of the Compensation Committee
Tenure	23.3 years (September 2002)	15.1 years (December 2010)	14.3 years (September 2011)	8.8 years (April 2017)
Restaurant Turnaround experience	X	X	X	X
Technology/Digital Marketing Transformation Experience	X	X	X	X
Successful Capital Allocation Experience	X	X	X	X
Relative TSR vs. S&P 500 (pp) as of Jan. 30, 2026	**(1,088.2%)**	**(615.2%)**	**(665.4%)**	**(316.9%)**

Source: Company SEC filings; FactSet

Recent Additions to the Board Under Chairman Goebel's Oversight Lack Experience and Skills Relevant to JACK

			GreenWood Nominees	
Recent Refreshment				
Director	**Enrique Ramirez**	**Guillermo Diaz, Jr.**	**Mark King**	**Alan Smolinisky**
Diretcor Since	September 26, 2022	January 15, 2024	November 7, 2025	
Recent Experience	Finance and growth roles in niche retail; previously at Pizza Hut/Yum! Brands Buff City Soap Yum!	CEO and Board roles at technology companies kloudspot cisco	Decades in sports, fitness, and apparel; tenure as Taco Bell CEO XPONENTIAL adidas	Real estate background, sports owner and investor Dodgers PORTLAND TRAIL BLAZERS
Skills Summary	Most recent experience in a small specialty retail soap concept with limited scale Prior Pizza Hut experience tied to a legacy brand that materially lagged peers like Domino's	No experience with restaurant technology or point-of-sale () Purely a B2B tech professional	No restaurant turnaround experience	Background centered on sports ownership and financial investing No restaurant or consumer operating experience of any kind

Source: Company SEC filings; Biglari Capital research; Julie Creswell - New York Times: 'Pizza Hut's Parent Says Struggling Chain May Go Up for Sale (11/4/2025)

Greenwood Agreement and Nominees: Chairman Goebel Chose a Defensive ‘White Knight’ Strategy With Limited Strategic or Shareholder Value

The GreenWood cooperation agreement resulted in **incremental director additions** with **no restaurant turnaround experience**.

Despite multi-year **negative same-store sales, traffic erosion, and margin pressure**, the Board failed to add a single director with experience executing **a turnaround** in a value-driven QSR at JACK’s scale.

Instead, **the Board seemingly acted in bad faith**, overseeing a process that produced **cosmetic Board changes** designed to, in our view, deflect investor pressure while preserving the status quo.

As a result, we believe Board composition remains **misaligned with JACK’s current reality**: a shrinking, margin-pressured QSR requiring executional discipline and proven turnaround leadership

Greenwood Director: Mark King Is a Sports & Fitness Professional With a Brief Stint in the Restaurant/QSR Space



- 42 years of experience in sports/fitness, ~4 yrs in the restaurant industry (at Taco Bell)
- Experience overseeing ~8,000-unit systems at Taco Bell is not directly comparable to JACK's much smaller footprint, where turnaround experience is needed
- Experience profile aligns more closely with sports branding and consumer lifestyle platforms than with QSR turnaround execution

"Mark's true passion for sports, aptitude for success and belief in the Big3 as a premier global league makes him an exciting addition to our team."

— *Ice Cube, Big3 Basketball League*, on Mark King's appointment as Chairman of the Board (Feb 12, 2024)


BET
NETWORKS

BIG3 Basketball League — Chairman of the Board (Feb 2024 – Present)

Party City — Member, Board of Directors (Oct 2023 – Dec 2024)

Xponential Fitness — Chief Executive Officer (Jun 2024 – Aug 2025)

Taco Bell — Chief Executive Officer (Aug 2019 – Dec 2023)

Peloton Interactive — Executive Chairman (2022 – 2023)

Adidas — President, North America (2014 – 2018), Executive Emeritus (2018 – 2019)

TaylorMade–Adidas Golf — Chief Executive Officer (2002 – 2014), President (1999 – 2002), Sales Roles (1980 – 1999)

Source: Company SEC filings, Biglari Capital research

Greenwood Director: Alan Smolinisky's Background Adds Virtually No Value to JACK's Board



- Brings no restaurant operating experience and no prior public company Board experience, limiting relevance for a challenged QSR operator.
- Background is concentrated in real estate and investment activities (sports, local media) rather than restaurant operations, franchising execution, or turnaround leadership.
- Limited real estate applicability: Jack in the Box does not own franchisee real estate and primarily supports site selection and lease negotiations, reducing the strategic value of a real estate–focused director.
- With minimal new unit development and ongoing restaurant closures, the company's current priorities offer little need for permanent real estate expertise, which could be sourced externally.

"Jack in the Box does not own franchisee real estate and assists franchisees with site selection and lease negotiations."

— Jack in the Box Franchising FAQ

JACK is currently selling off most of its properties and owned real estate as a part of its Jack on Track Plan, Smolinksi's experience is not relevant whatsoever

Source: Company SEC filings, Biglari Capital research

In Order for JACK to Succeed, We Believe It Must Focus on the Following

Relevant Restaurant Category Execution - QSR operating experience in American / burger / chicken-adjacent concepts, including late-night, value, and breakfast execution

Turnaround & System Repair - Proven restaurant turnaround experience reversing negative same-store sales and traffic declines

Scale-Appropriate Operating Experience - Leadership experience in mid-scale QSR systems (hundreds to ~2,000 units) comparable to JACK

Brand Revitalization - Experience repositioning mature, value-oriented QSR brands to restore relevance and frequency

Restaurant Technology Execution - Hands-on experience implementing , digital ordering, loyalty, and operational tech across franchise systems

Restaurant Capital Allocation - Disciplined experience allocating capital across remodels, reinvestment, closures, and exits

Appendix

Board Refreshment in Agreement With GreenWood Remains Misaligned With JACK's Needs

The GreenWood cooperation agreement resulted in incremental director additions that did not add a single Board member with experience turning around a declining U.S. quick-service restaurant system, despite multi-year negative same-store sales and traffic erosion.

No new director brought operating experience in a comparable competitive landscape (value-driven, late-night, American cuisine), nor experience overseeing a restaurant turnaround at JACK's scale (hundreds to low-thousands of units)

The refresh added financial, investment, and growth-stage brand experience, while failing to add any director with hands-on responsibility for reversing declining SSS, rebuilding traffic, or stabilizing unit economics.

As a result, Board comition remains misaligned with JACK's current reality: a shrinking, margin-pressured QSR requiring executional discipline and turnaround leadership, not expansion or asset-centric skillsets.

Source: Nomination and Cooperation Agreement between Jack in the Box Inc. and GreenWood Investors, LLC dated November 3, 2025

Biglari Capital's Track Record at Steak 'n Shake: Operational Turnaround

- In 2020, Mr. Biglari successfully transformed the business model from full-service to self-service while implementing a new owner-operator program.
- Post-pandemic and after the transformation, Steak 'n Shake has had 10 consecutive quarters of same-store sales increases.
- Steak 'n Shake's operating income improved from a negative ($18.6) million in FY19 to a positive $20 million in FY24
- In 3QFY25, Steak 'n Shake achieved 15% same store sales (SSS) growth, the highest among restaurant peers and significantly higher than negative (7.1%) for JACK


Steak n Shake Leads in Latest Quarterly Same Store Sales
(North America)
15.0%
7.0%
5.2%
3.2%
3.2%
Kentucky Fried Chicken
3.0%
2.4%
0.3%
0.0%
(0.8%)
(1.0%)
(2.0%)
(2.7%)
(4.7%)
(7.1%)
(9.5%)
Domino's
Popeyes
PAPA JOHNS
in the box
sweetgreen

Source: Same-stores sales and operating income data from 10-K.

Biglari Holdings Total Shareholder Return ("TSR") Has Massively Outperformed JACK

5-year TSR as of unaffected date of July 10, 2025



BIGLARI HOLDINGS INC.
397.8%
Jack in the box
(65.6%)
07/10/20
09/10/20
11/10/20
01/10/21
03/10/21
05/10/21
07/10/21
09/10/21
11/10/21
01/10/22
03/10/22
05/10/22
07/10/22
09/10/22
11/10/22
01/10/23
03/10/23
05/10/23
07/10/23
09/10/23
11/10/23
01/10/24
03/10/24
05/10/24
07/10/24
09/10/24
11/10/24
01/10/25
03/10/25
05/10/25
07/10/25

Source: FactSet